United States securities and exchange commission logo





                             November 30, 2020

       Ronald Frederickson
       Chief Executive Officer
       Skybox Sports Network Inc.
       6351 Henson Street, Suite C
       Las Vegas, NV 89118

                                                        Re: Skybox Sports
Network Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed November 17,
2020
                                                            File No. 024-11343

       Dear Mr. Frederickson:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 10, 2020 letter.

       Form 1-A/A Filed November 17, 2020

       General

   1. We note your response to comment 7. Disclosure on page 7 provides that the officers and directors retain the
right to issue themselves more shares so as not to lose control of the
                                                        Company. Please expand
your disclosure, where necessary, to discuss the
                                                        circumstances that may
trigger such issuance of securities to your officers and directors.
                                                        In addition, please
provide a materially complete discussion of the terms for such type of issuance of securities.
 Ronald Frederickson
FirstName LastNameRonald
Skybox Sports Network Inc. Frederickson
Comapany 30,
November  NameSkybox
              2020     Sports Network Inc.
November
Page 2    30, 2020 Page 2
FirstName LastName
2. We note your response to comment 1 and reissue our comment. Item 1(d) of Part II of
         Form 1-A requires you to include a cross reference in the cover page to the disclosure required by Item 14 of Form 1-A.
3. In your amended offering statement, please be sure to also provide an updated signature page to reflect the date of the latest amendment.
Dilution, page 12

4. We have reviewed your dilution section and have the following observations:
             You disclose that the price of your common stock paid by your officers, directors and early investors was $0.0001 per share. Please revise your disclosure in light of the fact that 2,000,000 shares were initially purchased for $20,100;
             You make reference to raising $20 million, but we note that 20,000,000 shares are being offered at $0.50 per share. As such, please revise your disclosure to refer to
            $10 million being raised if all 20,000,000 shares are sold; and
             Please help us understand how you have calculated the "percent dilution to new investors" amounts presented on page 12.
Relationships, page 17

5. We note your response to comment 11 stating that the BARSTOOL and 2DB pending marketing opportunities depend on sufficient capital being raised. Please define the term
         "pending marketing" opportunity and make it clear to readers that you currently have no relationship with either BARSTOOL or 2DB.
Governing Law, and Venue, page 18

6. We note your response to comment 15, and reissue our comment. We further note that your exclusive forum provision does not apply to claims under federal securities laws.
         Please expand your disclosure to clearly state that this provision applies to your
         Subscription Agreement, and discuss the effects that your exclusive forum provision may have on potential investors, such as, but not limited to, increased costs to bringing a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. In addition, please clarify whether or not this provision applies to purchasers in secondary transactions. Consider providing risk factor disclosure related to your exclusive forum provision.
 Ronald Frederickson
FirstName LastNameRonald
Skybox Sports Network Inc. Frederickson
Comapany 30,
November  NameSkybox
              2020     Sports Network Inc.
November
Page 3    30, 2020 Page 3
FirstName LastName
        You may contact Jeff Gordon, Staff Accountant, at (202) 551-3866 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202)
551-7844 or Jay Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing